File No. 1-8644




                          UNITED STATES

               SECURITIES AND EXCHANGE COMMISSION

                       Washington, D.C.










                           FORM U-3A-2


         Statement by Holding Company Claiming Exemption
          Under Rule U-3A-2 from the Provisions of the
           Public Utility Holding Company Act of 1935








                    IPALCO ENTERPRISES, INC.

               One Monument Circle, P.O. Box 1595
                Indianapolis, Indiana  46206-1595






                        February 27, 1996

                                             File No. 1-8644
                          UNITED STATES

               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                           Form U-3A-2


         Statement by Holding Company Claiming Exemption
          Under Rule U-3A-2 from the Provisions of the
           Public Utility Holding Company Act of 1935

              To Be Filed Annually Prior to March 1


                    IPALCO ENTERPRISES, INC.

hereby files with the Securities and Exchange Commission (Commission), pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

     1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest:

          IPALCO Enterprises, Inc. (claimant) is an Indiana corporation and has its principal executive office at One
     Monument Circle, Indianapolis, Indiana 46204.

          Indianapolis Power & Light Company (IPL) is an Indiana corporation engaged in the business of generating, transmitting and selling electric energy in the City of Indianapolis, Marion County and in neighboring cities, towns and communities and adjacent rural areas, all within the State of Indiana, the most distant point being about forty miles from Indianapolis. It also produces, distributes and sells steam within a limited area in such City. In July, 1965, IPL formed Property and Land Company, Inc., an Indiana Corporation, for the purpose of engaging in the business of buying, owning, holding, improving, leasing, selling, and otherwise dealing in and with real estate, and for other general purposes.

          Unless otherwise indicated, each of the following subsidiaries is an Indiana corporation conducting business within the State of Indiana. In July, 1984, claimant organized Mid-America Capital Resources, Inc. (MACR), a wholly-owned subsidiary of claimant, under and through which claimant intends to conduct its non-regulated activities. On November 17, 1989 a wholly owned subsidiary of MACR, called Mid-America Energy Resources, Inc.
     (MAER) was formed to own and operate a district cooling system to provide chilled water for the purpose of air conditioning buildings in downtown Indianapolis. On July 25, 1991, MAER acquired, for the total price of $9 Million, Cleveland Thermal Energy Corporation
     (CTEC), an Ohio corporation, as a subsidiary. CTEC owns and operates a steam heating system in Cleveland, Ohio. On March 31, 1992, Cleveland District Cooling Corporation (CDCC), an Ohio corporation, was formed to own and operate a district cooling system in downtown Cleveland.

          In 1992, MACR acquired a 30% ownership interest in Store Heat and Produce Energy, Inc. (SHAPE), and currently holds a 70% interest in SHAPE. SHAPE conducts research and development of energy storage technology. Indianapolis Campus Energy, Inc. (ICE) was formed in 1993 to construct, own and operate energy systems on campus locations such as industrial complexes or college campuses.

          Property and Land Company, Inc., MACR, MAER, CTEC, CDCC, SHAPE and ICE are not "public utility companies" as defined in the Act.

          Future diversification opportunities for investment into other business are continually being reviewed, but no further acquisition has been made as of the date hereof. In carrying out its diversification activities, claimant does not intend to take any action which will impair its primary commitment to provide adequate public utility service to customers of IPL.

     2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, indicating the location of principal generating plants, transmission lines, and electric distribution facilities, including all such properties which are outside the State of Indiana and all transmission lines which deliver or receive electric energy at the borders of such State:

          At the date of the filing of this Statement the claimant had no properties of the nature above-described in the State of Indiana or elsewhere, being solely a holding company owning cash and all of the issued and outstanding shares of Common Stock of IPL and MACR.

          The properties of IPL, claimant's only public utility subsidiary, used for the generation, transmission and distribution of electric energy for sale are located wholly within the State of Indiana and consist of the following:
     Generating Plants:

          IPL owns and operates five primarily coal-fired generating plants, three of which are used for total electric generation and two of which are for a combination of electric and steam generation. The generating plants have a total gross nameplate rating of 3,035 MW, a winter capability of 3,064 MW and a summer capability of 2,986 MW. All figures are net of station use.

     Total Electric Stations:

     H.T. Pritchard Plant, 25 miles southwest of Indianapolis, seven units in service with 367 MW nameplate rating (net winter capability 344 MW, summer 341 MW).

     E.W. Stout Plant, located in the southwest part of Marion
        County, Indiana, eleven units in service with 921 MW nameplate rating (net winter capability 1,000 MW, summer 924 MW).

     Petersburg Plant, located in Pike County, Indiana, seven units in service with 1,716 MW nameplate rating (net winter capability 1,690 MW, summer 1,690 MW).

     The number of units indicated above include three gas turbine units at the Stout Plant added in 1973, one gas turbine added in 1994, one gas turbine added in 1995, one diesel unit each at Pritchard and Stout Plants and three diesel units at Petersburg Plant, all added in 1967.

     Combination Electric and Steam Stations:

     C.C. Perry Section K Plant, in the City of Indianapolis, with 20 MW nameplate rating (net winter capability 20 MW, summer 19 MW) for electric and a gross capacity of 1,990 M/lbs. per hour for steam.

     C.C. Perry Section W Plant, in the City of Indianapolis, with 11 MW nameplate rating (net winter capability 10 MW, summer 12 MW) for electric and a gross capacity of 300 M/lbs. per hour for steam.

     Transmission and Distribution System Properties:

          IPL's transmission system located entirely within the State of Indiana includes 457 circuit miles of 345,000 volt lines, 361 circuit miles of 138,000 volt lines and 271 miles of 34,500 volt lines. Distribution facilities include 4,693 pole miles and 19,826 wire miles of overhead lines. Underground distribution and service facilities include 465 miles of conduit and 5,148 wire miles of conductor. Underground street lighting facilities include 107 miles of conduit and 670 wire miles of conductor. The system also has 74 bulk power substations and 80 distribution substations.


          None of the transmission lines is positioned or located to deliver or receive electric energy at the borders of the State of Indiana.

     3. The following information is for the calendar year 1995 with respect to IPL, claimant's only subsidiary public utility company:

          (a) Number of KWH of electric energy sold (at retail or wholesale) by IPL: 13,478,237,962 KWH.

          (b) Number of KWH of electric energy distributed at retail outside the State of Indiana by IPL: None.

          (c) Number of KWH of electric energy sold at wholesale outside the State of Indiana by IPL: None.

          (d) Number of KWH of electric energy purchased outside the State of Indiana or at the State line: None.

     4. Claimant does not hold directly or indirectly any interest in an EWG or a foreign utility company.

     (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

          Not Applicable.

     (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

          Not Applicable.

     (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

          Not Applicable.

     (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

          Not Applicable.

     (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

          Not Applicable.

     Annexed hereto as Exhibit A is a consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year (1995), together with a consolidating balance sheet of the claimant and its subsidiary companies as of the close of such calendar year.

     Attached hereto as Exhibit B is the Financial Data Schedule.

     Exhibit C is not applicable to this filing. (See Paragraph 4 above.)

     The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officers on this 27th day of February, 1996.
                                   IPALCO Enterprises, Inc.
                                     (Name of claimant)




                                   By /s/ John R. Brehm
                                     John R. Brehm
                                     Vice President and Treasurer


(CORPORATE SEAL)



Attest:


/s/ Bryan G. Tabler
Bryan G. Tabler, Secretary




Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

     Bryan G. Tabler, Vice President, Secretary and General Counsel One Monument Circle, Indianapolis, Indiana 46204


                                        IPALCO ENTERPRISES, INC. and SUBSIDIARIES                                   EXHIBIT A
                                     Consolidated Balance Sheets, December 31, 1995
                                                  (Dollars in Thousands)



                                                                                 MACR                                      Total
ASSETS                               CTEC          CDCC          MAER         (Parent)           ICE          SHAPE         MACR
UTILITY PLANT:
  Utility plant in service                 $0         $0            $0               $0             $0            $0           $0
  Less accumulated depreciation             0          0             0                0              0             0            0
----------------------------------------------------------------------------------------------------------------------------------
    Utility plant in service -net           0          0             0                0              0             0            0
  Construction work in progress             0          0             0                0              0             0            0
  Property held for future use              0          0             0                0              0             0            0
----------------------------------------------------------------------------------------------------------------------------------
    Utility plant - net                     0          0             0                0              0             0            0
----------------------------------------------------------------------------------------------------------------------------------
OTHER ASSETS - NET                      14,382     29,451        80,108           63,054         15,990           254      203,239
----------------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS:
  Cash and cash equivalents                 20          0           353              939              1             1        1,314
  Financial investments                      0          0             0                0              0             0            0
  Accounts receivable (less allowance
    for doubtful accounts - $852)        2,550        138        18,246           30,214             89            35       51,272
  Fuel - at average cost                   356          0             0                0              0             0          356
  Materials and supplies-at average cost   437        290           159                0             62           110        1,058
  Prepayments and other current assets     155        371            28             (248)             1            10          317
----------------------------------------------------------------------------------------------------------------------------------
      Total current assets               3,518        799        18,786           30,905            153           156       54,317
----------------------------------------------------------------------------------------------------------------------------------
DEFERRED DEBITS:

  Regulatory assets                          0          0             0                0              0             0            0
  Miscellaneous                            385      2,344         2,298              513            197            88        5,825
----------------------------------------------------------------------------------------------------------------------------------
      Total deferred debits                385      2,344         2,298              513            197            88        5,825
----------------------------------------------------------------------------------------------------------------------------------
      TOTAL                            $18,285    $32,594      $101,192          $94,472        $16,340          $498     $263,381
==================================================================================================================================

                                                                  EXHIBIT A

CONTINUATION OF PREVIOUS TABLE                             IPALCO ENTERPRISES, INC. and SUBSIDIARIES
                                                        Consolidated Balance Sheets, December 31, 1995
                                                                     (Dollars in Thousands)

                                                  MACR
                                              Consolidating                                        Consolidating
                                                Entries      Consolidated                              Entries
                                          Debit     Credit    MACR       IPL         Enterprises  Debit    Credit  Consolidation
ASSETS
UTILITY PLANT:
  Utility plant in service                  $0         $0         $0     $2,517,790          $0      $0           $0     $2,517,790
  Less accumulated depreciation              0          0          0        984,910           0       0            0        984,910
-----------------------------------------------------------------------------------------------------------------------------------
    Utility plant in service - net           0          0          0      1,532,880           0       0            0      1,532,880
  Construction work in progress              0          0          0        249,249           0       0            0        249,249
  Property held for future use               0          0          0          9,878           0       0            0          9,878
-----------------------------------------------------------------------------------------------------------------------------------
    Utility plant - net                      0          0          0      1,792,007           0       0            0      1,792,007
-----------------------------------------------------------------------------------------------------------------------------------
OTHER ASSETS - net                                 95,046    108,193          4,454     822,009       0      820,069 (A)    114,587
-----------------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS:
  Cash and cash equivalents                  0          0      1,314          9,985         255       0            0         11,554
  Financial investments                      0          0          0              0           0       0            0              0
  Accounts receivable (less allowance
    for doubtful accounts - $852)            0     47,658      3,614         57,152      21,074       0       22,767 (B)     59,073
  Fuel - at average cost                     0          0        356         29,894           0       0            0         30,250
  Materials and supplies-at average cost     0          0      1,058         56,547           0       0            0         57,605
  Prepayments and other current assets       0          0        317          4,095           0       0            0          4,412
-----------------------------------------------------------------------------------------------------------------------------------
      Total current assets                   0     47,658      6,659        157,673      21,329       0       22,767        162,894
-----------------------------------------------------------------------------------------------------------------------------------
DEFERRED DEBITS:

  Regulatory assets                          0          0          0        142,711           0                             142,711
  Miscellaneous                              0          0      5,825         11,971       1,202       0            0         18,998
-----------------------------------------------------------------------------------------------------------------------------------
      Total deferred debits                  0          0      5,825        154,682       1,202       0            0        161,709
-----------------------------------------------------------------------------------------------------------------------------------
      TOTAL                                 $0   $142,704   $120,677     $2,108,816    $844,540      $0     $842,836     $2,231,197
===================================================================================================================================


                                                                                                                       EXHIBIT A

                                                                IPALCO ENTERPRISES, INC. and SUBSIDIARIES
                                                             Consolidated Balance Sheets, December 31, 1995
                                                                            (Dollars in Thousands)



                                                                                            MACR                             Total
                                                 CTEC          CDCC          MAER         (Parent)     ICE      SHAPE         MACR
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:


  Common shareholders' equity:
    Common stock                                 $9,000       $25,000       $59,500      $33,702        $1     $1,545     $128,748
    Premium on 4% cumulative preferred
     stock                                            0             0             0            0         0          0            0
    Advances - Associated Companies               6,726        10,835        26,228            0       424      3,445       47,658
    Retained earnings                              (557)       (5,097)       (6,901)      57,705         0     (4,549)      40,601
----------------------------------------------------------------------------------------------------------------------------------
        Total common shareholders' equity        15,169        30,738        78,827       91,407       425        441      217,007

    Cumulative preferred stock                        0             0             0            0         0          0            0
    Long-term debt                                    0             0        18,800            0    10,800          0       29,600
----------------------------------------------------------------------------------------------------------------------------------
        Total capitalization                     15,169        30,738        97,627       91,407    11,225        441      246,607
----------------------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
  Notes payable-banks and commercial paper          100             0             0        4,000         0          0        4,100
  Current maturities and sinking fund
      requirements                                    0             0             0            0     2,350          0        2,350
  Accounts payable and accrued expenses           2,922         1,321         1,606        1,049     2,453         50        9,401
  Dividends payable                                   0             0             0            0         0          0            0
  Taxes accrued                                     870             8           728           82        24          7        1,719
  Interest accrued                                    0             0            94           13       288          0          395
  Other current liabilities                           0             0             0            0         0          0            0
----------------------------------------------------------------------------------------------------------------------------------
        Total current liabilities                 3,892         1,329         2,428        5,144     5,115         57       17,965
----------------------------------------------------------------------------------------------------------------------------------
DEFERRED CREDITS AND OTHER
 LONG-TERM LIABILITIES:
  Accumulated deferred income taxes-net            (776)          527         1,137       (2,104)        0          0       (1,216)
  Unamortized investment tax credit                   0             0             0            0         0          0            0
  Accrued postretirement benefits                     0             0             0            0         0          0            0
  Accrued pension benefits                            0             0             0            0         0          0            0
  Miscellaneous                                       0             0             0           25         0          0           25
----------------------------------------------------------------------------------------------------------------------------------
        Total deferred credits and other
        long-term liabilities                      (776)          527         1,137       (2,079)        0          0       (1,191)
-----------------------------------------------------------------------------------------------------------------------------------
      TOTAL                                     $18,285       $32,594      $101,192      $94,472   $16,340       $498     $263,381
===================================================================================================================================




                                                                                                                      EXHIBIT A
CONTINUATION OF PREVIOUS TABLE
                                                                       IPALCO ENTERPRISES, INC. and SUBSIDIARIES
                                                                     Consolidated Balance Sheets, December 31, 1995
                                                                                 (Dollars in Thousands)

                                                     MACR
                                                 Consolidating
                                                    Entries      Consolidated                       Consolidating Entries
                                               Debit     Credit      MACR      IPL    Enterprises  Debit     Credit Consolidation
CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
  Common shareholders' equity:
    Common stock                              $95,046     $0     $33,702     $324,537    $385,032    $358,239 (A)  $0     $385,032
    Premium on 4% cumulative preferred
      stock                                         0      0           0        1,363           0           0       0        1,363
    Advances - Associated Companies            47,658      0           0            0           0           0       0            0
    Retained earnings                               0      0      40,601      421,229     436,408     461,830 (A)   0      436,408
----------------------------------------------------------------------------------------------------------------------------------
        Total common shareholders' equity     142,704      0      74,303      747,129     821,440     820,069       0      822,803

    Cumulative preferred stock                      0      0           0       51,898           0           0       0       51,898
    Long-term debt                                  0      0      29,600      669,000           0           0       0      698,600
----------------------------------------------------------------------------------------------------------------------------------
        Total capitalization                  142,704      0     103,903    1,468,027     821,440     820,069       0    1,573,301
----------------------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
  Notes payable-banks and commercial paper          0      0       4,100       65,022           0           0       0       69,122
  Current maturities and sinking fund
      requirements                                  0      0       2,350       15,150           0           0       0       17,500
  Accounts payable and accrued expenses             0      0       9,401       73,053       1,844       2,314 (B)   0       81,984
  Dividends payable                                 0      0           0       21,263      20,757      20,453 (B)   0       21,567
  Taxes accrued                                     0      0       1,719       19,023         483           0       0       21,225
  Interest accrued                                  0      0         395       14,324           0           0       0       14,719
  Other current liabilities                         0      0           0       16,092           0           0       0       16,092
----------------------------------------------------------------------------------------------------------------------------------
        Total current liabilities                   0      0      17,965      223,927      23,084      22,767       0      242,209
----------------------------------------------------------------------------------------------------------------------------------
DEFERRED CREDITS AND OTHER
  LONG-TERM LIABILITIES:
  Accumulated deferred income taxes                 0      0      (1,216)     293,748        (115)          0       0      292,417
  Unamortized investment tax credit                 0      0           0       50,636           0           0       0       50,636
  Accrued postretirement benefits                   0      0           0       30,517           0           0       0       30,517
  Accrued pension benefits                          0      0           0       31,834           0           0       0       31,834
  Miscellaneous                                     0      0          25       10,127         131           0       0       10,283
----------------------------------------------------------------------------------------------------------------------------------
        Total deferred credits and other
        long-term liabilities                       0      0      (1,191)     416,862          16           0       0      415,687
----------------------------------------------------------------------------------------------------------------------------------
      TOTAL                                  $142,704     $0    $120,677   $2,108,816    $844,540    $842,836      $0   $2,231,197
==================================================================================================================================




                                                                                                                        EXHIBIT A

                                                                    IPALCO ENTERPRISES, INC. and SUBSIDIARIES
                                                                        Statements of Consolidated Income
                                                                       For the Year Ended December 31, 1995
                                                                             (Dollars In Thousands)


                                                                                           MACR                       Consolidated
                                                 CTEC          CDCC          MAER        (Parent)     ICE      SHAPE        MACR
UTILITY OPERATING REVENUES:
  Electric                                             $0            $0         $0          $0       $0            $0           $0
  Steam                                                 0             0          0           0        0             0            0
----------------------------------------------------------------------------------------------------------------------------------
        Total operating revenues                        0             0          0           0        0             0            0
----------------------------------------------------------------------------------------------------------------------------------
UTILITY OPERATING EXPENSES:
  Operation:
    Fuel                                                0             0          0           0        0             0            0
    Other                                               0             0          0           0        0             0            0
  Power purchased                                       0             0          0           0        0             0            0
  Purchased steam                                       0             0          0           0        0             0            0
  Maintenance                                           0             0          0           0        0             0            0
  Depreciation and amortization                         0             0          0           0        0             0            0
  Taxes other than income taxes                         0             0          0           0        0             0            0
  Income taxes - net                                    0             0          0           0        0             0            0
----------------------------------------------------------------------------------------------------------------------------------
        Total operating expenses                        0             0          0           0        0             0            0
----------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                        0             0          0           0        0             0            0
----------------------------------------------------------------------------------------------------------------------------------
OTHER INCOME AND DEDUCTIONS:
  Allowance for equity funds used
    during construction
  Other - net                                         321        (3,112)     1,253           9        0        (1,584)      (3,113)
  Income taxes - net                                 (152)        1,117       (297)        547        0             0        1,215
-----------------------------------------------------------------------------------------------------------------------------------
        Total other income and deductions-net         169        (1,995)       956         556        0        (1,584)      (1,898)
-----------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INTEREST AND OTHER CHARGES              169        (1,995)       956         556        0        (1,584)      (1,898)
-----------------------------------------------------------------------------------------------------------------------------------
INTEREST AND OTHER CHARGES:
  Interest on long-term debt                            0             0        514           0        0             0          514
  Allowance for borrowed funds
    used during construction                            0             0          0           0        0             0            0
  Other interest                                        0             0          0         326        0             0          326
  Amortization of redemption premiums
    and expenses on debt - net                          0             0         13           0        0             0           13
  Preferred dividend
   requirements of subsidiary                           0             0          0           0        0             0            0
----------------------------------------------------------------------------------------------------------------------------------
        Total interest and other charges - net          0             0        527         326        0             0          853
----------------------------------------------------------------------------------------------------------------------------------
      NET INCOME                                     $169       ($1,995)      $429        $230       $0       ($1,584)     ($2,751)
===================================================================================================================================
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING

EARNINGS PER SHARE OF COMMON STOCK

                                                                                                              EXHIBIT A
CONTINUATION OF PREVIOUS TABLE
                                                                    IPALCO ENTERPRISES, INC. and SUBSIDIARIES
                                                                        Statements of Consolidated Income
                                                                      For the Year Ended December 31, 1995
                                                                               (Dollars In Thousands)

                                                                           Consolidating Entries
                                                  IPL      Enterprises      Debit            Credit       Consolidation
UTILITY OPERATING REVENUES:
  Electric                                       $673,388            $0            $0               $0       $673,388
  Steam                                            35,818             0             0                0         35,818
----------------------------------------------------------------------------------------------------------------------
        Total operating revenues                  709,206             0             0                0        709,206
----------------------------------------------------------------------------------------------------------------------
UTILITY OPERATING EXPENSES:
  Operation:
    Fuel                                          169,206             0             0                0        169,206
    Other                                         116,428             0             0                0        116,428
  Power purchased                                  19,102             0             0                0         19,102
  Purchased steam                                   6,680             0             0                0          6,680
  Maintenance                                      63,013             0             0                0         63,013
  Depreciation and amortization                   100,984             0             0                0        100,984
  Taxes other than income taxes                    31,706             0             0                0         31,706
  Income taxes - net                               53,975             0             0                0         53,975
----------------------------------------------------------------------------------------------------------------------
        Total operating expenses                  561,094             0             0                0        561,094
----------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                  148,112             0             0                0        148,112
----------------------------------------------------------------------------------------------------------------------
OTHER INCOME AND DEDUCTIONS:
  Allowance for equity funds used
    during construction                             6,003             0             0                0          6,003
  Other - net                                      (2,020)       (2,274)            0                0         (7,407)
  Income taxes - net                                  407           951             0                0          2,573
----------------------------------------------------------------------------------------------------------------------
        Total other income and deductions-net       4,390        (1,323)            0                0          1,169
----------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INTEREST AND OTHER CHARGES          152,502        (1,323)            0                0        149,281
----------------------------------------------------------------------------------------------------------------------
INTEREST AND OTHER CHARGES:
  Interest on long-term debt                       45,656             0             0                0         46,170
  Allowance for borrowed funds
    used during construction                       (5,367)            0             0                0         (5,367)
  Other interest                                    4,728           239             0                0          5,293
  Amortization of redemption premiums
    and expenses on debt - net                      1,212             0             0                0          1,225
  Preferred dividend
   requirements of subsidiary                       3,182             0             0                0          3,182
----------------------------------------------------------------------------------------------------------------------
        Total interest and other charges - net     49,411           239             0                0         50,503
----------------------------------------------------------------------------------------------------------------------
      NET INCOME                                 $103,091       ($1,562)           $0               $0        $98,778
======================================================================================================================
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING                                                                     37,830
                                                                                                       ===============
EARNINGS PER SHARE OF COMMON STOCK                                                                              $2.61
                                                                                                       ===============

                                                                                                                       EXHIBIT A
                                                                    IPALCO ENTERPRISES, INC. and SUBSIDIARIES
                                                                   Statements of Consolidated Retained Earnings
                                                                        For the Year Ended December 31, 1995
                                                                                (Dollars in Thousands)




                                                                                        MACR                              Total
                                              CTEC        CDCC        MAER         (Parent)       ICE        SHAPE        MACR


RETAINED EARNINGS AT BEGINNING OF YEAR        ($726)    ($3,102)      ($7,330)       $57,475        $0       ($2,965)     $43,352

NET INCOME                                      169      (1,995)          429            230         0        (1,584)      (2,751)
----------------------------------------------------------------------------------------------------------------------------------
      Total                                    (557)     (5,097)       (6,901)        57,705         0        (4,549)      40,601
----------------------------------------------------------------------------------------------------------------------------------

DEDUCT:
  Cash dividends declared:
    Cumulative preferred stock - at
      prescribed rate of each series              0           0             0              0         0             0            0
    Common stock                                  0           0             0              0         0             0            0
----------------------------------------------------------------------------------------------------------------------------------
      Total                                       0           0             0              0         0             0            0
----------------------------------------------------------------------------------------------------------------------------------

RETAINED EARNINGS AT END OF YEAR              ($557)    ($5,097)      ($6,901)       $57,705        $0       ($4,549)     $40,601
==================================================================================================================================

                                                                                                                        EXHIBIT A
CONTINUATION OF PREVIOUS TABLE
                                                                 IPALCO ENTERPRISES, INC. and SUBSIDIARIES
                                                               Statements of Consolidated Retained Earnings
                                                                   For the Year Ended December 31, 1995



                                            MACR
                                         Consolidating
                                            Entries      Consolidated            Consolidated   Consolidating Entries
                                        Debit    Credit      MACR         IPL      Enterprises     Debit    Credit    Consolidation


RETAINED EARNINGS AT BEGINNING OF YEAR      $0      $0     $43,352      $399,862     $419,354    $443,214 (A)     $0       $419,354

NET INCOME                                   0       0      (2,751)      106,273       98,778     103,522 (A)                98,778
-----------------------------------------------------------------------------------------------------------------------------------
      Total                                  0       0      40,601       506,135      518,132     546,736          0        518,132
-----------------------------------------------------------------------------------------------------------------------------------

DEDUCT:
  Cash dividends declared:
    Cumulative preferred stock - at
      prescribed rate of each series         0       0           0         3,182            0           0      3,182 (A)          0
    Common stock                             0       0           0        81,724       81,724           0     81,724 (A)     81,724
-----------------------------------------------------------------------------------------------------------------------------------
      Total                                  0       0           0        84,906       81,724           0     84,906         81,724
-----------------------------------------------------------------------------------------------------------------------------------

RETAINED EARNINGS AT END OF YEAR            $0      $0     $40,601      $421,229     $436,408    $546,736    $84,906       $436,408
===================================================================================================================================



                                                                                                       EXHIBIT A

       IPALCO ENTERPRISES, INC. and SUBSIDIARIES


   Consolidating Entries for the Year Ended December 31, 1995

                                                              Debit                          Credit

(A) Common Stock - IPL                                         $324,537
     Common Stock - Mid-America                                  33,702
     Retained Earnings - Subsidiaries
       (Beginning Balance)*                                     443,214
     Net Income of Subsidiary Companies*                        103,522

         Preferred Dividends - IPL*                                                             $3,182
         Dividends Declared of Subsidiary Companies*                                            81,724
         Investment in Subsidiary Companies                                                    820,069

To eliminate Enterprises investments in IPL and Mid-America.
*Net Credit to Retained Earnings on the balance sheet is  $461,830



(B)  Accounts Payable                                            $2,314
      Dividends Payable                                          20,453

         Accounts Receivable from Associated Companies                                          22,767

To eliminate intercompany receivables and payables.